UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission file number: 001-42927

NORTHSTAR EARTH & SPACE ENTERPRISES, INC.

384 Rue Saint-Jacques, Suite #300

Montréal, Québec H2Y 1S1

Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Dismissal of Independent Registered Public Accounting Firm

On November 11, 2026, the Audit Committee (the “Audit Committee”) of the Board of Directors of NorthStar Earth & Space Enterprises, Inc. (the “Company”) approved the dismissal of WithumSmith+Brown, PC (“Withum”), independent registered public accounting firm to Viking Acquisition Corp. I (“Viking”) prior to its business combination (the “Business Combination”) with NorthStar Earth & Space Inc. (“Legacy NorthStar”), effective upon completion of Withum’s review of the Company’s condensed consolidated financial statements as of and for the quarter ended September 30, 2026.

Withum’s report on Viking’s financial statements as of December 31, 2025, and for the period from July 24, 2025 (inception) through December 31, 2025, and the related notes to the financial statements (collectively, the “financial statements”), did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of the Company’s consolidated financial statements for the period from July 24, 2025 (inception) through December 31, 2025, and the subsequent period through the date of this Report on Form 6-K, there were no: (i) disagreements (as that term is described in Item 16F(a)(1)(iv) of Form 20-F) with Withum on any matter of accounting principles or practices, financial statement disclosures or audited scope or procedures, which disagreements if not resolved to Withum’s satisfaction would have caused Withum to make reference to the subject matter of the disagreement in connection with its report or (ii) reportable events (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

The Company has provided Withum with a copy of the disclosures made by the Company and has requested that Withum furnish the Company with a letter addressed to the Securities and Exchange Commission (the “SEC”) stating whether it agrees with the statements made by the Company and, if not, stating the respects in which it does not agree. A letter from Withum is furnished as Exhibit 16.1 hereto.

Engagement of New Independent Registered Public Accounting Firm

On November 11, 2026, the Audit Committee approved the engagement of Ernst & Young LLP (“EY”) as the Company’s independent registered public accounting firm for the year ended December 31, 2026, subject to the execution of an engagement letter. EY served as the independent registered public accounting firm of Legacy NorthStar prior to the Business Combination.

During the period from July 24, 2025 (inception) through December 31, 2025 and the subsequent interim period through the date of this Report on Form 6-K, neither the Company nor anyone on the Company’s behalf consulted with EY regarding the (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company’s financial statements; or (ii) any matter that was the subject of a “disagreement” (as that term is described in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto) or “reportable event” (as that term is described in Item 16F(a)(1)(v) of Form 20-F).

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EXHIBITS

Exhibit No.	Description
16.1	Letter from WithumSmith+Brown, PC to the SEC

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NorthStar Earth & Space Enterprises, Inc.

By:	/s/ Stewart Bain
Name:	Stewart Bain
Title:	Chief Executive Officer

Date: November 12, 2026

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